Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel

April 13, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas O’Leary

Re:	Evogene Ltd. (the “Company”)
Registration Statement on Form F-3
Filed March 26, 2026
File No. 333-294650

Dear Mr. O’Leary:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-294650) be accelerated by the Securities and Exchange Commission to 9:00 a.m., Eastern Daylight Time, on April 15, 2026 or as soon as possible thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by email to Jonathan M. Nathan, Adv., of Meitar Law Offices, at jonathann@meitar.com. Please also contact Mr. Nathan if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely, EVOGENE LTD.

By:	/s/ Ofer Haviv
	Name:	Ofer Haviv
	Title:	Chief Executive Officer and President

cc:	Polina Ravzin, VP Finance, Evogene Ltd.

Howard E. Berkenblit, Esq., Sullivan & Worcester LLP Brendan O’Brien, Esq., Sullivan & Worcester LLP
Mike Rimon, Adv., Meitar Law Offices Jonathan M. Nathan, Adv., Meitar Law Offices Elad Ziv, Adv., Meitar Law Offices